

Mail Stop 3561

February 22, 2010

<u>via U.S. mail and facsimile to 514-848-6937</u>

John D. Williams, Chief Executive Officer
Domtar Corp.
395 de Maisonneuve Boulevard West
Montreal, Quebec H3A 1L6
CANADA

RE: **Domtar Corp.**
        Form 10-Q for the Quarterly Period Ended September 30, 2009
        Response Letter Dated January 15, 2010
        File No.: 1-33164

Dear Mr. Williams:

       We have reviewed your filing and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Nine Months Ended September 30, 2009 Versus Nine Months Ended September 28, 2008, page 46

Income Taxes, page 47

1.   We note in your response to comment three in our letter dated December 31, 2009 that there are two different methods to claim the credits – immediate refund or via the Company's annual U.S. income tax return, but there is no clear agency guidance with regards to the taxability of the credits for either of these methods. Please help us understand why one method would result in the recognition of a tax benefit while the other would not. Include your consideration of the guidance in paragraphs 25-5 through 25-7 of FASB ASC Section 740-10-25 in your response.

Critical Accounting Policies, page 59

2.   Notwithstanding the above comment, to the extent that definitive agency guidance on the taxability of the credits is not issued before you file your December 31, 2009 Form 10-K, and there remains a known uncertainty, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 (SOP 94-6) for additional guidance on risks and uncertainties. Please provide us with the text of the disclosure to be included in your Form 10-K, as applicable.

*   *   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brian McAllister at (202) 551-3341, John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services